NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102

This notice is provided pursuant to the requirements of Section 4.9 of National Instrument 51-102, Continuous Disclosure Obligations.

Item 1.	Names of the Parties to the Transaction

The following corporate entities were parties to the transaction:

(a)	Silvermex Resources Inc. (formerly Genco Resources Ltd.) (“Silvermex”), a British Columbia corporation; and

(b)	Silver One Mining Corporation (formerly Silvermex Resources Ltd.) (“Silver One”), a British Columbia corporation.

Item 2.	Description of the Transaction

On November 16, 2010, Silvermex and Silver One completed a combination of their respective businesses, which was effected by way of a plan of arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) pursuant to the terms and conditions of the arrangement agreement dated September 20, 2010 (the “Arrangement Agreement”) between Silvermex and Silver One.

Immediately prior to the completion of the Arrangement, Silvermex subdivided all of its outstanding common shares on a 1.1-for-one basis (the “Subdivision”). Pursuant to the Arrangement Agreement, Silvermex issued to Silver One shareholders one common share of Silvermex in exchange for each Silver One common share held. Following completion of the Arrangement, Silvermex changed its name from “Genco Resources Ltd.” to “Silvermex Resources Inc.”, and Silver One changed its name from “Silvermex Resources Ltd.” to “Silver One Mining Corporation”.

The Subdivision and the issuance of Silvermex common shares in connection with the Arrangement were approved by the shareholders of Silvermex, by way of ordinary resolutions, at a special meeting held on November 9, 2010 (the “Meeting”). The British Columbia Supreme Court granted its final order approving the Arrangement on November 10, 2010.

The Arrangement is more fully described in the Management Information Circular of Silvermex, dated October 8, 2010, sent to shareholders of Silvermex in connection with the Meeting, which is available on SEDAR at www.sedar.com.

Item 3.	Effective Date of the Transaction

The Arrangement is effective November 16, 2010.

Item 4.	Name of Each Party, if any, that Ceased to be a Reporting Issuer After the Transaction and of Each Continuing Entity

Silvermex intends to remain a reporting issuer in British Columbia, Alberta and Ontario.

Silver One intends to voluntarily surrender its reporting issuer status in British Columbia and to apply to the applicable securities commissions for a decision that it is not a reporting issuer in Alberta and Ontario.

Item 5.	Date of the Reporting Issuer’s First Financial Year-End After the Transaction

Not applicable.

Item 6.	Periods, Including the Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year After the Transaction

Not applicable.

Item 7.	Documents Filed Under National Instrument 51-102

Not applicable.